BANNER CORPORATION

10 South First Avenue

Walla Walla, WA 99362

(509) 527-3636

September 27, 2019

VIA EDGAR and e-mail LinD@SEC.GOV

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: David Lin

RE: Banner Corporation

Registration Statement on Form S-4

File No. 333-233497

Request for Acceleration

Dear Mr. Lin:

Reference is made to the Registration Statement on Form S-4 (File No. 333-233497) filed by Banner Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on August 28, 2019, as amended on September 27, 2019 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on September 30, 2019, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Furthermore, the Company hereby acknowledges:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan J. York of Davis Wright Tremaine LLP at (425) 646-6191 or ryanyork@dwt.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. York when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

BANNER CORPORATION

By:	/s/ Craig Miller
Name:	Craig Miller
Title:	Executive Vice President and General Counsel

cc: Davis Wright Tremaine LLP, Ryan J. York